SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated May 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 6, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

REDEMPTION OF TELSTRA NOTE
BY THE COMPANY

The Company and Telstra have agreed on May 26, 2005 that the Company will redeem the Telstra Note upon its scheduled maturity on June 30, 2005 for US$58,386,346.06 in cash, which is a 5% discount to the outstanding principal amount and accrued interest as at June 30, 2005 of US$61,459,311.64.

Redemption of Telstra Note by the Company

The Company issued a US$190 million 5% mandatory convertible note due 2005 to Telstra on June 28, 2002 as part of the disposal of the Group’s 40% interest in Joint Venture (Bermuda) No. 2 Limited and such note is secured by the Group’s interest in Reach.

On April 15, 2003, the Company redeemed US$143 million of such note and issued as a replacement the Telstra Note with a face value of US$54,377,474.94, being the remaining amount of principal and accrued interest at that time.

Pursuant to the original terms and conditions of the Telstra Note, upon maturity on June 30, 2005, the sum of the outstanding principal amount and accrued interest will be mandatorily converted in full into such number of Shares to be determined based upon a conversion price determined by reference to the volume weighted average closing price of the Shares as quoted on the Stock Exchange for the 20 dealing days immediately preceding June 30, 2005 (i.e. the volume weighted average closing price from June 2, 2005 to June 29, 2005).

The Company and Telstra have agreed on May 26, 2005 that the Company will redeem the Telstra Note upon its scheduled maturity on June 30, 2005 for US$58,386,346.06 in cash, which is a 5% discount to the outstanding principal amount and accrued interest as at June 30, 2005 of US$61,459,311.64, and not by the mandatory conversion into Shares. The terms and conditions of the redemption of the Telstra Note were determined after arm’s length negotiation between the Company and Telstra.

Definitions

“Company”	PCCW Limited, a company incorporated in Hong Kong and whose Shares are listed on the Main Board of the Stock Exchange

“Group”	the Company and its subsidiaries

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“Shares”	shares of HK$0.25 each in the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“Telstra Note”	the 5% Mandatory Convertible Note due 2005 in the amount of approximately US$54 million issued by the Company to Telstra

By the Order of the Board
PCCW Limited
Hubert Chak
Company Secretary
Hong Kong, May 26, 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz